

Road To L'Etape Du Tour

INVEST IN **ROAD TO L'ETAPE DU TOUR**

A feature film exploring strength through loss, love, and the struggles of life with a heart defect

julia-coulter.com   Los Angeles, CA      Female Founder   Entertainment   Film   Media

Highlights

1   Screenplay selected for the second round of the Sundance Development Track 2023

2   Screenplay/Story accepted into the 2022 Stowe Story Labs Feature Film Campus

3 We have combined 30+ years of experience and 30+ projects which were accepted into 60+ festivals

4 Screenplay selected as a Second Rounder in the 2023 Austin Film Festival Screenplay Competition

5 Our 1st AD is an AFI grad whose thesis film was featured in NYT's "Five Horror Movies to Stream Now"

Our Team



Julia Coulter Writer/Director

As writer/director, Julia's films have premiered at festivals including Oscar-qualifying New Hampshire Film Festival, as well as the Omaha, Catalina, and Las Vegas Film Festivals. Julia was a Best Directorial Debut nominee at the Lonely Wolf Film Festival



Fearon DeWeese Producer

Fearon has produced over 1,200 events, worked at the Napa Valley Film Festival for eight years as a Festival Director and was just named Best New Director at the San Diego Shorts Festival



Juliana Folk Producer

Juliana is an actor/writer/producer who joined forces with Fearon at the Napa Valley Film Festival where she worked for 5 years. Together with Fearon, they co-wrote and filmed "UnCredited" a proof of concept loosely based on their time working together



Sami Freeman Composer

Sami, a composer and multi-instrumentalist, creates ethereal and colorful worlds

through sound. After releasing her first full length album, "Howl," she began scoring films, including a feature length documentary and several short films



Genevieve Kertesz 1st Assistant Director

Genevieve is a writer/director/1st AD, she directed the digital series Nevernight funded by Google and Screen Australia. Her AFI thesis film, The Erl King earned a spot in the esteemed New York Times' list of "Five Horror Movies to Stream Now"



Seth MacMillan Director of Photography

Seth is an award-winning Cinematographer based in Los Angeles. He won the 2022 ASC Heritage Award for his work on My Life Stopped at 15, and his films have screened at festivals around the world. He holds an M.F.A. in Cinematography from AFI.



Elle Jones Casting Director

Elle Jones Casting is a full-service, inclusive casting agency. In addition, they specialize in casting talent with disabilities for feature films, television, digital, commercials, industrials, and reality shows.

Road To L'Etape Du Tour

DIRECTOR'S STATEMENT:

As a person born with a congenital heart defect, this is a story I have wanted to tell for a long time. When I was young, I always thought of my

wanted to tell for a long time. When I was young, I always thought of my heart condition as being past tense, it was simply something that had happened to me. It wasn't until I performed poorly on a cardiac stress test later in life that the condition became frighteningly present tense. My heart condition was something that I not only needed to deal with, but it was something that would continue to complicate my health as I aged.

I've had to prioritize my health, and following in my father's footsteps, turned to cycling. My father has been an avid cyclist for as long as I can remember and has ridden the L'Etape du Tour, where amateur riders can ride a stage of the Tour de France, several times. Unlike our lead character Amy, I did not lose a father, but lost an uncle, cousin and grandfather, all to heart related complications. Their deaths deeply affected me and have altered the way I live my life.

This film is for:

Anyone who has ever been affected by health problems.

Anyone working through grief in the best way they know how.

Anyone born with a condition they feel trapped by.

Anyone who seeks to live life to the fullest.

The writer/director at two years old receiving her second of three open heart surgeries:





PREVIOUS WORK:

As a writer, I explore humor and meaning in the face of tragedy and grief, drawing on personal experiences to create compellingly realistic characters who must evolve as they cope with unexpected hardship. Much like in real life, my characters' stories have both blessings and curses. Through it all, they grow despite losses or challenges, and find ways to carry on.

Watch my short film *Brothers* below:

BROTHERS | Omeleto Drama

Watch later   Share



ROAD TO L'ETAPE DU TOUR - THE MOVIE

LOGLINE

After the sudden death of her father, a woman with a congenital heart defect turns her life upside down to train for the L'Etape Du Tour.

SYNOPSIS

Born with Pulmonary Atresia, 29 year-old AMY has always lived a cautious life. She's never left her hometown, is engaged to her high school sweetheart JACOB, and visits her devoted single father, an avid cyclist and owner of the local bike shop, on a regular basis. After receiving a poor result on her annual cardiac stress test, coupled with the unexpected death of her father, Amy's reliable world is shattered.

In the wake of her father's death, Amy seeks comfort by stopping at her father's bike shop. The shop manager LUCAS, who knew her father well, agrees to Amy's request that he help her train to ride

father well, agrees to Amy's request that he help her train to ride the L'Etape du Tour, a stage of the Tour du France her dad had intended to ride. Amy will ride the stage with Lucas in her father's place.

Throughout the story Amy's health problems cause her to question what she wants in life, and whether or not she can give Jacob the life he dreams of. She decides to make some changes to her life: she leaves Jacob and moves into her father's old house she inherited. Ultimately her health prevents her from traveling to ride the real L'Etape du Tour in France. Lucas, knowing what Amy has been through creates a similar route for Amy to ride in their hometown. She completes it all on her own.

CHARACTERS:

Amy

Amy feels very trapped in the life she lives. She works at a coffee shop near her old high school and is engaged to her high school sweetheart. Throughout the story she makes big changes in her life as she realizes her health problems affect her day to day life.

Lucas



Lucas is the devoted manager of Kevin's, Amy's father,



bike shop and shares a profound connection with Kevin. Tragedy strikes when Kevin dies during one of their bike rides, leaving Lucas heartbroken. Lucas feels a responsibility to support Amy. He steps into a role beyond managing the bike shop; he becomes Amy's anchor in a storm of sorrow, but things get complicated.

Jacob

Jacob's priorities lean toward fulfilling the conventional expectations set by his parents. He envisions a life of stability and predictability, a path that includes a college education, marriage, children, and that iconic white picket fence. The journey ahead for Jacob and Amy is one marked by introspection, tough decisions, and the quest to discover whether love can bridge the gap between their contrasting visions for the future.

Kevin

Kevin, Amy's father, owns the local bike shop and is a beloved member of his small-town community. Kevin unexpectedly suffers a heart attack and passes away. As Amy navigates the grief of losing her father, she embarks on a personal journey to honor his legacy by riding the L'Etape Du Tour and finishing his dream of participating in the ride.

Claire

As Amy navigates the complexities of her life, Claire stands firmly by her side. Claire's ambition is a driving force. She refuses to settle for a life confined to their small hometown. Claire is fun and outspoken friend, often pushing Amy outside her comfort zone.

LOCATIONS:

NEW ENGLAND

New England is often portrayed as dark and bleak, appearing in films and TV shows such as Breaking Bad, The Witch, and Beetlejuice. I would like to show a different side of New England, the one where I grew up, full of outdoor activities, rolling hills and lush green woods.

We will be filming partially in Massachusetts, allowing us take advantage of their 25% production and payroll credit. We will film the remaning scenes in The Upper Valley area of VT & NH.

CINEMATOGRAPHY:

The Hospital

A place where Amy's life has been saved but also where her father's life ends. The lighting will be cold, the framing still and quiet.

The Bike Shop and Apartments

Warm and intimate, the sense you're in a small town with a tight knit community will be clear here.

The Roads of New England

This is where Amy finds her freedom, the roads offer her endless possibilities. The framing will be wide and sweeping, showing the bright green colors of a New England summer.





COMPARISON FILMS:

It's BRITTANY RUNS A MARATHON meets RETURN TO ME with the heart of CODA and the fun of BREAKING AWAY

TIMELINE:



Timeline

Spring 2024
Raise $150k minimum to

Summer 2024
Production - Shooting

Winter 2024/25
Begin festival Circuit - Final Cut,



Raise $150k minimum to
go into production

principle photography for 3
weeks

DCP Creation, hire publicist,
premiere at festivals

Spring/Summer 2024

Pre-Production - Attach cast,
secure locations, hire crew

Summer/Autumn 2024

Post-Production - Edit, Score,
color, sound ~4 months of work

Spring/Summer 2025

Sales & Distribution

BUSINESS PLAN:

The money we raise via WeFunder will go entirely towards the production of this feature film; our location rentals, our crew, and our cast. We will aim to generate revenue by making deals with domestic and international distributors. Specifically, once the film is completed, we will submit to the top film festivals (Sundance, SXSW, Cannes, etc) as part of our content marketing strategy. Then, we will pursue distribution deals for the film with agencies, distributors, and sales companies.

After payment of production related expenses, proceeds from such deals would first provide for privileged returns for investors of 120% of your initial investment (130% of your initial investment for Early Bird Investors). After receiving such privileged returns, investors would receive 50% of net profits. As an illustrative example, if we sold US distribution rights to a large content streamer for $1m, had production expenses of $300k (funded entirely with proceeds from this WeFunder campaign with $75k of Early Bird investment and $225k of non-Early Bird investment), Early Bird investors would receive their ratable share of approximately $177k ($98k of initial investment plus privileged return and $79k as their ratable share of net profits) and non-Early Bird investors would receive their ratable share of approximately $507k

($270k of initial investment plus privileged return and $237k as their ratable share of net profits).

COMMUNITY:

The Upper Valley, an area of New England that includes towns in both Vermont and New Hampshire, is home to Dartmouth College, many well known artists, writers and athletes. It's the type of place that you so desperately want to leave as a teenager, but then find yourself counting the days until you can go back as an adult. I believe that New England is a relatively untapped area where more filming should take place. In my experience, New England film festivals have some of the highest attendance rates, indicating that there is strong demand for independent film in New England.

I'm so excited to involve people from the Upper Valley and the greater New England area in our film. We already have half our locations lined up thanks to the generosity of friends and family. We have a long list of New England local crew members to call upon once filming is underway. I want to share the beauty and the talents that the community of the Upper Valley has to offer, and hope this will be the first of many films I make here.

TOUR DE FRANCE and L'ETAPE DU TOUR:



TOUR DE FRANCE and L'ETAPE DU TOUR

The Tour de France is the most prestigious cycling race in the world drawing in over 1 billion television viewers and more than 15 million spectators from around the world.

The L'Etape du Tour was started in 1993, in an effort to give amateur riders a taste of what a Tour de France stage



really feels like. Each July, on a Tour rest day, as many as 15,000 cyclists gather to ride what is usually considered the Tour's toughest stage (normally an Alpine or Pyrenean climb).

Interest in L'Etape has been so massive, the company behind it has expanded the events, now hosting L'Etape events in nearly twenty nations around the world.

This built-in audience of cyclists around the globe will only expand the international appeal of the film when it comes to submitting it to festivals and selling the film in foreign markets.

ABOUT US:



Julia Coulter is a director, writer and actor based in Los Angeles. A graduate of the Royal Welsh College of Music and Drama (RWCMD), she earned her BA Honors in Acting. Since 2013, RWCMD has topped the rankings of university drama and dance programs. While at RWCMD, Julia worked with some of the UK's top directors and performed on some of London's biggest stages: The Royal Court and The National. In her second year of training, she booked her first professional voiceover job with BBC Radio.

After moving to Los Angeles, Julia signed with FireStarter Entertainment. Julia made her network debut in the HBO series *Insecure,* and shortly after, she booked a role on the Showtime pilot *The*

Wood. Julia has also appeared in numerous short films and web series. She has worked as a voiceover artist for Voxx Studios for over six years, dubbing TV series and movies from Spanish, Russian and Chinese into English.

In 2019, she directed her first short film, *Brothers,* which she wrote and produced. The film stars Sharon Lawrence as the grief stricken mother of brothers Taylor and Elijah, who are played by Alex Alcheh and Kevin Michael Martin. The film has played at a total of ten film festivals including the Academy Award Qualifying New Hampshire Film Festival. Her second short film, *Habit,* which she wrote and starred in is currently making the festival rounds, it most recently won best short film at the Vegas Movie Awards.

Behind the camera, Julia has worked in the production office for HBO's *Silicon Valley, Generation, Insecure* and *The Idol,* the Netflix series *Special* and Amazon series *Hunters X-Ray.*



Fearon DeWeese & Juliana Folk launched Ashella Productions in 2021 to produce their first Pilot Episode, UnCredited. UnCredited has gone on to win Best Episodic at the Lady Filmmaker Festival in Beverly Hills, the Palm Springs Shorts Fest, and Niagara Falls International Short Festival. Fearon also won BEST NEW DIRECTOR at the San Diego Shorts Festival.

Ashella Productions aims to produce stories that drive conversation, are entertaining, and connect to the soul. It was essential to create a

production company that supported women in film, directors, and storytellers.

Fearon DeWeese has always had a passion for telling stories through Film and Television. She had her own local TV show with her sister at the age of 12. After college, she got into event production and has produced over 1200 events. She attended the first year of the Napa Valley Film Festival, where she fell in love with film festivals and applied for a job. She quickly worked her way up to a Director position and produced the film festival for eight years. She also went on to work for Mill Valley Film Festival before launching Ashella Productions. Fearon has experience managing talent, taking care of hospitality needs, location searching, producing, and directing. She manages budgets, creates full production schedules, and can direct a large team. She wears many hats during production and thrives on set.

Juliana Folk (Jules), at age 8, started modeling, studying acting, and beginning her journey with writing. She knew from a young age she wanted to act. She even hosted and produced her high school morning show. After college, she packed her bags and moved to the city of stars to jump into acting and has been doing it ever since. She met her husband and moved to Northern California. She joined Fearon at the Napa Valley Film Festival, where she worked for five years while acting.



Genevieve Kertesz is a 1st AD, writer and director who actively seeks

unique and engrossing tales. Her passion lies in showcasing individuals in the midst of their battles - fighting for their lives, their beliefs, or simply for their own identity. Particularly, she emphasizes complex strong women characters, aiming to inspire others through her narratives.

One of her recent achievements is her AFI thesis film, "The Erl King," which has been enjoying great success on the festival circuit. The film has played for prestigious events such as the Pasadena Film Festival, Film Quest, and Beverly Hills Film Festival. Notably, "The Erl King" earned a spot in the esteemed New York Times' list of "Five Horror Movies to Stream Now" for July, highlighted as part of Etheria Film Night 2023.

Genevieve's creative journey also includes her directing for the Screen Australia and Google-backed digital series, "NEVERNIGHT," a thrilling adaptation of the renowned New York Times best-selling fantasy novel of the same name. This web series has garnered significant attention and has amassed an impressive 240,000 views online.

She completed her master's degree at the prestigious American Film Institute, building on her earlier educational background with a BA in Film and Screen Media Production and another BA in Business with a major in Advertising from Australia.